UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010.

Commission File Number: 000-53684

CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]      Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ____

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]  No[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcements: Purchase of own shares and share award.

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement dated November 19, 2010 relating to the purchase by the registrant of its own shares.
1.2	Regulatory announcement dated November 19, 2010 relating to the vesting of a recruitment award to an executive director of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: November 19, 2010	By: /s/ Brett Gladden

Brett Gladden
Company Secretary

Exhibit 1.1

Purchase of own shares

RNS Number : 4642W
CSR plc
19 November 2010

19 November 2010

CSR plc ("CSR")

Purchase of own shares

On Thursday 18 November 2010, CSR purchased 150,000 ordinary shares of 0.1p each at prices between 316.80p and 319.45p per share of which 150,000 ordinary shares are being held in treasury.  This represents approximately 0.1 per cent. of CSR's current issued ordinary share capital.

Following the repurchase, 5,634,025 ordinary shares of 0.1p each are currently held by CSR in treasury and 179,274,362 ordinary shares of 0.1p each (excluding those ordinary shares of 0.1p each held in treasury) are currently in issue.

Enquiries:

CSR plc

Will Gardiner, Chief Financial Officer

Scott Richardson Brown, Corporate Finance & IR Director	Tel: +44 (0) 1223 692 000

FD

James Melville-Ross

Haya Herbert-Burns	Tel: +44 (0) 20 7831 3113

This information is provided by RNS

The company news service from the London Stock Exchange

END

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Exhibit 1.2

Re Share Award

RNS Number : 5234W
CSR plc
19 November 2010

19 November 2010

CSR plc

Vesting of Recruitment Award to an Executive Director

In accordance with the terms of a recruitment award made in November 2007 to Mr Joep van Beurden, Chief Executive Officer, 25,000 ordinary shares par value £0.001 in CSR plc were today issued to Mr van Beurden, on payment by Mr van Beurden of the aggregate of the par value of the shares.

Following the release of the shares, Mr van Beurden holds 25,000 ordinary shares in CSR plc.

Ends

This information is provided by RNS

The company news service from the London Stock Exchange

END

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